Mail Stop 4561

September 5, 2007

William J. Hoffman
Chief Executive Officer
NeoMedia Technologies, Inc.
2201 Second Street, Suite 600
Fort Myers, FL 33901

> **Re: NeoMedia Technologies, Inc.**
> **Form 8-K**
> **Filed on September 4, 2007**
> **File No. 0-21743**

Dear Mr. Hoffman:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanations as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Revise your disclosures in the first sentence of the third paragraph to specify that there that there were no disagreements with your former accountants through the date of dismissal.

2.   We note your disclosure in the fourth paragraph that there were no reportable events except for material weaknesses in your internal controls over financial reporting as of December 31, 2006. Revise to provide a description of each of the material weaknesses to which you refer, including whether and how these weaknesses have been remediated. See Item 304(a)(1)(iv) and (v) of Regulation S-K.

3.   Include an updated letter from your former accountants indicating their agreement with the revised disclosures with your amendment.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tamara Tangen, Senior Staff Accountant, at (202) 551-3443 or the undersigned at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief